March 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dillon Hagius
Laura Crotty
Ibolya Ignat
Kevin Vaughn

Re:	Biotech Acquisition Company
Draft Registration Statement on Form S-4
Submitted December 27, 2021
CIK No. 0001825413

Ladies and Gentlemen:

On behalf of our client, Biotech Acquisition Company (the “Company” or “BAC”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated January 26, 2022 (the “Comment Letter”) with respect to the above-referenced draft Registration Statement on Form S-4 submitted to the Commission by the Company on December 27, 2021.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, a Registration Statement on Form S-4 (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Draft Registration Statement on Form S-4

Cover Page

1.	Please identify the PIPE Investors on an individual basis where the term is first used and defined. Please also specifically identify those investors that are existing Blade stockholders and describe other relationships or affiliations with BAC, Blade and the Sponsor.

Response: In response to the Staff’s comment, the Company has revised the cover page of the proxy statement/prospectus contained in the Registration Statement to identify the PIPE Investors on an individual basis and to clarify that all of the PIPE Investors are existing Blade stockholders.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

Selected Definitions, page iv

2.	We note the following defined terms included on page vii: Third-Party PIPE Investment, Third-Party PIPE Investment Amount, and Third-Party PIPE Investor. These terms do not appear to be used in the body of the document or discussed. Please either revise the document to include detailed disclosure regarding the Third-Party PIPE Investment, where appropriate, or remove these references.

Response: In response to the Staff’s comment, the Company has removed these unused definitions from page vii of the Registration Statement.

Questions and Answers for Shareholders of BAC, page x

3.	We note the Minimum Cash Condition, which provides that BAC must have cash or cash equivalents, including funds remaining in the trust account after giving effect to any redemptions and the proceeds of any PIPE Investment, at least equal to $75,000,000 at closing. Given the rise in SPAC redemption rates and the fact that the aggregate gross proceeds of the PIPE Investment will be $24,300,000, well below the Minimum Cash Condition, please disclose an estimate of the level at which redemptions will trigger this condition and the consequences thereof. Such disclosure should appear in the Q&A, in the Summary where the closing conditions are discussed, and in the related risk factors. In this regard, we note the risk factor disclosure already included on pages 29-30.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages xix, xx, 6, 7 and 29 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

What interests do BAC’s initial shareholders, Sponsor, current officers, directors and advisors have in the Business Combination?, page xvii

4.	When discussing the Sponsor’s financial incentives in the first bullet point, please highlight the risk that these financial incentives may persuade the Sponsor to support the completion of an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xvii of the Registration Statement.

5.	We note your disclosure that “the existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s)…” Please revise your disclosure on pages xvii, 15 and 126 to describe and quantify the aggregate dollar amount of all material interests in the transaction held by the company’s officers and directors. Ensure that your disclosure is on an individual basis, identifying individual officers and directors and their particular financial and personal interests.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 15, 31, 32, and 133 of the Registration Statement.

Summary of the Proxy Statement/Prospectus

Combined Business Summary, page 1

6.	Please provide balancing disclosure in the Summary concerning Blade’s history of net losses, accumulated deficit, its expectation around revenue generation, and the going concern opinion provided by the company’s auditors in relation to its consolidated financial statements at December 31, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 1 of the Registration Statement.

Pipeline Table, page 2

7.	Please revise your pipeline table as follows:

●	Add a column for Phase 3 clinical trials;

●	Remove the “anticipated milestones” related to the initiation and readout for a phase 2 IPF study, as such assumes the FDA will approve progression to phase 2;

●	Provide a footnote to the table explaining the asterisk included in the anticipated milestones column.

Please make conforming changes, as needed, elsewhere in the document, for example where the phase 2 IPF study is discussed.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on page 2 and the disclosure on page 217 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

8.	We note that, unlike the pipeline table on this page, the current pipeline table on Blade’s public website does not mention the Phase I trial of Cudetaxestat in the liver fibrosis indication. Relatedly, we also note that the pipeline table on Blade’s public website mentions two preclinical trials of BLD-3051 for liver fibrosis and lung fibrosis indications, neither of which are mentioned in the pipeline table on this page or anywhere else in the filing. Please reconcile.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on page 2 of the Registration Statement to align with the table on Blade’s public website.

Our Product Candidates, page 3

9.	Please remove any statements implying the safety or efficacy of Blade’s product candidates, as such determinations are solely within the purview of the FDA or similar foreign regulatory authorities. For instance, we note your statements throughout the document regarding cudetaxestat’s “well-tolerated favorable clinical safety profile” and that “[n]onclinical safety and toxicology studies completed to date...support the safety profile.”

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 3, 223, 234, and 235 of the Registration Statement.

10.	You disclose that you “own intellectual property rights” relating to BLD-0409. Please explain what type of IP rights you own (e.g. patents, trademarks, etc.). Please make similar revisions on page 4 when addressing BLD-2184.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 3 and 4 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

BAC’s Board of Directors’ Reasons for the Business Combination, page 9

11.	We note your statement that Blade has “backing from experienced biotechnology companies and investors[●]” Supplementally in your response letter, please provide support for this statement.

Response: The Company respectfully advises the Staff that Blade’s largest investors from inception to date are Deerfield Management Company, MPM Capital, Pfizer Ventures, Pfizer Inc. and Bristol-Myers Squibb.

Launched in 1994, Deerfield Management Company is an investment firm dedicated to advancing healthcare through information, investment, and philanthropy—all toward the end goal of cures for disease, improved quality of life, and reduced cost of care. As of December 2020, the firm manages over $14 billion in assets.

MPM Capital is a world-leading biotechnology investment firm with nearly three decades of experience creating and investing in companies that seek to translate scientific innovations into cures for major diseases.

Pfizer Ventures and Pfizer Inc. invests in areas of current or future strategic interest to Pfizer with the goal of remaining at the forefront of life science advances.

Bristol-Myers Squibb is a global pharmaceutical company that is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis.

Furthermore, Blade’s current board of directors includes individuals affiliated with these investors. William Slattery and Cameron Wheeler, Ph.D. are partners of Deerfield Management Company. Luke Evnin, Ph.D. is the managing partner of MPM Capital, and will continue as a director of Blade Biotherapeutics following the Business Combination. Rana Al-Hallaq, Ph.D. is an Executive Director and Principal at Pfizer Ventures.

Interests of BAC’s Directors and Executive Officers in the Business Combination, page 15

12.	We note your disclosure on this page that “BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder” and your disclosure on page 16 that “the existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s)”. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 15, 31, 32, and 133 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

Comparative Per Share Data, page 25

13.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.

Risk Factors, page 29

14.	It appears that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that BAC is not aware of any officer or director that was required to forego presenting any opportunity to acquire a target to BAC as a result of any pre-existing fiduciary or contractual obligation and, to the Company’s knowledge, the waiver of the corporate opportunities doctrine in the Current Charter did not impact BAC’s search for an acquisition target.

The Insider Letter may be amended without shareholder approval., page 33

15.	We note that certain shareholders agreed to waive their redemption rights. Please clearly describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the shareholders who agreed to waive their redemption rights received any consideration in exchange for waiving their redemption rights.

Financial projections with respect to Blade may not prove to be reflective of actual financial results.., page 43

16.	We note your statement that investors “should not place undue reliance” on Blade’s financial projections. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 44 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

Blade Biotherapeutics may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to you. . page 74

17.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 75 of the Registration Statement.

Provisions in the Proposed Certificate of Incorporation and Delaware law may have the effect of discouraging lawsuits. . . page 79

18.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Registration Statement.

Business Combination Proposal Background to the Business Combination

Description of discovery and negotiation process with candidates other than Blade, page 111

19.	Please revise your discussion to clarify the timeline with respect to your contacts with the 60 potential candidates, the elimination of the first 45 (with which you did not sign an NDA) and the next 11 (with which you did sign an NDA).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Registration Statement.

20.	We note your disclosure that you “sought to leverage its management team’s and directors’ professional and personal relationships to source potential merger partners” and that this included your CEO’s experience as a managing partner at a life sciences investment and consulting firm and your CFO’s capital market experience. If the Sponsor, management, or directors (or their affiliates) have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of any prior transactions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the Sponsor, management or directors (or their affiliates) has any prior track record with SPACs.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

Description of discovery and negotiation process with Blade, page 113

21.	Please provide a brief summary of any interests BAC officers and directors or their affiliates had in Blade when they first discussed Blade as a potential target with Cantor in March 2021. Ensure that any pre-existing relationships between the Sponsor and affiliates thereof are also disclosed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of BAC’s officers and directors or their affiliates had any interests in Blade when the Company first discussed Blade as a potential target with Cantor Fitzgerald & Co. in March 2021. Further, there were no pre-existing relationships between the Sponsor and its affiliates, on the one hand, and Blade, on the other.

22.	We note your disclosure on page 114 that Barclays served as the financial advisor to Blade and that Cantor served as the financial advisor to BAC. For both Barclays and Cantor, please disclose:

●	the fees the financial advisor will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction;

●	a clear description of any additional services the financial advisor or its affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction;

●	a description of any services the financial advisor has provided to the target or affiliates of the parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 116 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

23.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction with Blade, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

●	the material terms for any proposals and subsequent proposals and counter offers;

●	negotiation of the transaction documents and the parties involved; and

●	valuations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 117, 118 and 119 of the Registration Statement.

BAC’s Board of Directors’ Reasons for the Business Combination, page 116

24.	We note your statement that in connection with the Business Combination, the BAC board of directors “considered, among other things, internal financial forecasts prepared by, or at the direction of, the management of Blade...”. Rather than only summarizing the “key elements” of such forecasts, please revise your disclosure to include all material elements of any projections and/or forecasts provided by Blade to BAC’s board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Registration Statement.

Engagement of Vantage Point, page 119

25.	Please disclose whether a material relationship has existed during the past two years between Vantage Point (and is affiliates) and Blade (and its affiliates). These material relationships may include Vantage Point assisting Blade on past acquisitions or Vantage Point providing advisory services to Blade. If such a relationship exists, please disclose and quantify any compensation paid to Vantage Point by Blade. If you cannot quantify the compensation paid or to be paid, a description of the fee arrangements and a statement that the information needed to quantify the fees is unavailable is sufficient, but the description of the fees should clearly note the contingent nature of any payments.

Response: The Company respectfully advises the Staff that neither Blade nor any of its affiliates have any existing relationships with Vantage Point or any of its affiliates in the past two years.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

26.	We note your disclosure that Vantage Point’s opinion was furnished “to BAC’s Board of Directors...and not to any other person, including any particular shareholder, group or class of securities, creditor or other constituencies of BAC.” We also note the language in the fairness opinion itself on Annex page G-1 which states that the fairness opinion is “furnished solely to be utilized by the Board of Directors[.]” As written these statements may be construed as disclaimers of any potential liability Vantage Point may owe to security holders, which has not been definitively settled under state law. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company’s and the advisor’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If not such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Registration Statement.

27.	We note your disclosure that during the course of meetings held starting on August 5, 2021, BAC’s Board and BAC management discussed engaging a specialist to provide a fairness opinion on the transaction. Please revise your disclosure to explain the reasons the fairness opinion was considered and ultimately obtained by the BAC Board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Registration Statement.

Market Approach, page 121

28.	Please revise your disclosure to name the companies used by Vantage Point in its Guideline Public Company IPO sampling method.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126, 127, 128, 129, 130, 131 and 132 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

Information About Blade Intellectual Property, page 231

29.	Please expand your intellectual property discussion to disclose the type of patent protection (i.e., composition of matter, use, or process) for each of your six owned patents and the expiration year of each on an individual basis.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 241 of the Registration Statement.

Facilities, page 242

30.	Please file the lease agreement for your corporate headquarters and laboratory space as an exhibit, pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the lease agreement for Blade’s corporate headquarters and laboratory space as an exhibit to the Registration Statement.

Management of Blade Biotherapeutics Following the Business Combination

Employment Arrangements with Named Executive Officers, page 269

31.	Please file the offer letters with Wendye Robbins, M.D., Jean-Frédéric Viret, Ph.D., Prabha Ibrahim, Ph.D., and Felix Karim, Ph.D., who you expect to serve as the directors and executive officers of the combined company. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will file offer letters for these individuals in a subsequent amendment to the Registration Statement.

Biotech Acquisition Company Condensed Financial Statements (Unaudited) Notes to Condensed Financial Statements Note 2. Restatement of Previously Issued Financial Statements, page F-24

32.	Please amend your Form 8-K filed on February 3, 2021 that includes your audited balance sheet as of January 28, 2021 to incorporate the error corrections disclosed here to your January 28, 2021 balance sheet and in your Item 4.02 8-K dated November 17, 2021, or explain to us why such amendment is not required. Provide an updated opinion from your auditor as part of that amendment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on March 7, 2022, the Company filed a Form 8-K/A amending its Form 8-K filed on February 3, 2021 which Form 8-K/A includes an updated opinion from the Company’s auditor.

*    *    *    *    *

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

March 15, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 917-882-2727 (mobile), 646-895-7112 (office direct), 212-370-1300 (office reception) or rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Bauman
Richard Baumann
Ellenoff Grossman & Schole LLP

cc:	Michael Shleifer, Biotech Acquisition Company
Mark V. Roeder, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP